SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2008

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________to_______

Commission file number:  0-10967

A.	Full title of the plan and the address of the plan if different from that of the issuer named below
FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
First Midwest Bancorp, Inc. One Pierce Place Suite 1500, P. O. Box 459 Itasca, Illinois 60143-0459 Page 1 of 15 Pages Exhibit Index on Page 2

REQUIRED INFORMATION

Financial Statements

Items 1 - 3.

Omitted in accordance with Item 4.

Item 4.

The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). In accordance with item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

•	Report of Independent Registered Public Accounting Firm
•	Statements of Net Assets Available for Benefits
•	Statements of Changes in Net Assets Available for Benefits
•	Notes to Financial Statements
•	Supplemental Schedule

Exhibits

Sequentially Numbered Page

Consent of Ernst & Young LLP	15

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm)

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

FORM 11-K

Years Ended December 31, 2008 and 2007

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	5
Financial Statements:
Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	13

Report of Independent Registered Public Accounting Firm

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Chicago, Illinois

June 29, 2009

FIRST MIDWEST BANCORP, INC., SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Assets
Cash	$1,956,594	$1,452,490
Investments, at fair value	106,605,033	147,126,232
Dividends receivable	386,987	545,675

Net assets available for benefits	$109,948,614	$149,124,397

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2008	2007
Additions:
Investment income:
Dividends	$3,432,949	$3,166,917
Interest	166,184	574,370
Net realized and unrealized depreciation in fair value of investments	(43,636,071)	(10,726,756)
Total investment income	(40,036,938)	(6,985,469)
Other additions
Employer contributions	2,731,710	4,600,640
Participant contributions	5,196,179	6,380,521
Total additions	(32,109,049)	3,995,692
Reductions:
Benefits and distributions to participants	8,060,079	12,226,104
Administrative expenses	6,655	5,000
Total reductions	8,066,734	12,231,104
Change in net assets available for benefits	(40,175,783)	(8,235,412)
Net assets available for benefits, beginning of year	149,124,397	157,359,809
Net assets available for benefits, end of year	$108,948,614	$149,124,397

See accompanying notes to financial statements.

NOTES TO FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN
FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

(1)	DESCRIPTION OF THE PLAN

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the “Plan”) is provided for general information purposes. The Plan document provides more complete information about the Plan.

Background - First Midwest Bancorp, Inc. (“FMBI” or the “Company”) established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time Company employees meeting certain age and length-of-service criteria. The Plan was amended and restated effective January 1, 2008. The restated Plan includes required changes for technical compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 and was submitted to the IRS for a favorable determination letter by January 31, 2009 pursuant to the 5-year fixed determination letter filing cycle announced by the IRS in late 2005.

Contributions and Benefit Payments - The Company's contributions to the Plan included a matching contribution of $2.00 for each $1.00 of the first 2% of eligible participant compensation and an annual discretionary contribution of up to an additional 15% of eligible participant compensation. Matching contributions are made quarterly to participants employed on the last day of the quarter.  Discretionary contributions are made only to those employed on the last day of the Plan year. Company discretionary contributions are based upon the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions and participants become vested in Company discretionary contributions over a period of six years.

Contributions by participants of up to 45% (15% for highly compensated employees) of eligible compensation are allowed on a tax-deferred basis under the provisions of Internal Revenue Code (“the Code”) Section 401(k), subject to certain limitations. Participant contributions (and earnings thereon) are fully vested.

Participants may direct their contributions as well as Company matching contributions and Company discretionary contributions to any of the investment options offered by the Plan, except the ESOP Fund. Employees may not direct contributions nor make transfers into the ESOP Fund.  The Company may make discretionary contributions into the ESOP Fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan.  Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.

Common trust funds are maintained in the Daily Valuation Fund (“Daily Fund”). All other investments are held by the Charles Schwab Trust Company. The funds in the Plan are valued on a daily basis. Retirement Direct, LLC manages and maintains the record keeping for the Plan. The Plan enables participants to make changes to their account within the Plan on a daily basis (including the FMBI Stock Fund and ESOP Fund).

Company contributions are reduced by any forfeitures during the year. Forfeitures totaled $120,723 for 2008 and $245,395 for 2007.

Participants are entitled to receive the entire balance in their Plan accounts upon retirement, termination of employment, total disability or death, subject to the Plan's vesting provisions.

Distributions of Daily Fund account balances are made in a single lump sum payment of cash only. Participants may elect to receive “in-kind” distributions of shares held in the FMBI Stock Fund and ESOP Fund. For terminated participants, the Plan requires automatic rollover (into an Individual Retirement Account at the Bank) of account balances between $1,000 and $5,000, or payment to the participant for balances less than $1,000, where the participant has not elected a final distribution by 31 days after termination of participation.

Investment of Plan Assets - A trust fund was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, First Midwest Bank, (the “Trustee”), a subsidiary of the Company and a party-in-interest.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0 - 60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Recent Accounting Pronouncements: Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (“SFAS No. 157”), which provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. The adoption of SFAS No. 157 on January 1, 2008 did not have a material impact on the Plan's net assets available for benefits or changes in net assets available for benefits. For other fair value disclosures, refer to Note 5, “Fair Value Measurements.”

Investment Valuation and Income Recognition – The Plan's investments are reported at fair value, which, except for common trust funds, money market funds and loans to participants, is determined using quoted market prices. Common trust funds are valued based on redemption values on the last business day of the Plan's fiscal year. Money market funds and loans to participants are reported at cost and outstanding balance, respectively, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized and unrealized investment gains and losses.

Administrative Expense - Administrative expenses of the Plan are paid from the trust fund, to the extent they are not paid by the Company.  Administrative expenses relating to participant loans totaling $6,655 and $5,000 were paid by the Plan for the years ended December 31, 2008 and 2007, respectively.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)	INVESTMENTS

During 2008 and 2007, the Plan's investments (including investments bought, sold, and held during the year) (depreciated)/appreciated in fair value by:

	Net (Depreciation)/Appreciation in Fair Value During the Year Ended December 31,
	2008	2007
Change in fair value as determined by quoted market price:
Common stocks	$(17,896,617)	$(15,398,588)
Mutual funds	(15,057,068)	849,719
	$(32,953,685)	$(14,548,869)
Change in fair value as determined by estimated fair value:
Common trust funds	(10,682,386)	3,822,113
	$(43,636,071)	$(10,726,756)

Dividends received by the Plan on FMBI common stock during 2008 and 2007 totaled $1,953,874 and $2,027,793, respectively.

As of December 31, 2008 and 2007, the Plan held the following investments that comprised 5% or more of the Plan's net assets:

	Fair Value at December 31,
	2008		2007
First Midwest Bancorp, Inc. Common Stock:
(1,721,707 shares at December 31, 2008 and 1,654,185 shares at December 31, 2007)	$34,382,489		$50,570,241
First Midwest Employee Benefits Large Cap Equity Fund:
(950,007 units at December 31, 2008 and 1,023,677 units at December 31, 2007)	$20,396,003		$32,969,610
First Midwest Employee Benefits Fixed Income Fund:
(591,332 units at December 31, 2008 and 565,514 units at December 31, 2007)	$13,493,878		$11,975,952
Schwab Retirement Money Fund	$10,123,560		$10,331,613
Dodge & Cox International Stock Fund:
(217,229 shares at December 31, 2008 and 203,205 shares at December 31, 2007)	$4,757,306	(1)	$9,351,515
(1) Investment does not meet 5% threshold in 2008.

(4)	INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service, dated January 14, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(5)	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted SFAS No. 157, which provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 – Unadjusted quoted prices for identical assets or liabilities traded in active markets.
•
Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar instruments; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Valuation Methodology

The following describes the valuation methodologies used for assets measured at fair value, including the general classification of the assets pursuant to the fair value hierarchy.

•	Common stock is valued at the closing price reported on the active market on which the individual securities are traded and, therefore, is classified as level 1 in the valuation hierarchy.

•	Money market funds are valued at cost, which approximates fair value, and are classified as level 1 in the valuation hierarchy.

•	Mutual funds are valued at the net asset value of shares held by the Plan at year end and are classified as level 1 in the valuation hierarchy.

•	Participant loans are valued at amortized cost, which approximates fair value, and are classified as level 3 in the valuation hierarchy.

•	Common trust funds are valued at quoted redemption values on the last business day of the Plan's year end and are classified as level 2 in the valuation hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Assets at Fair Value of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds (1)	$34,491,064	$-	$-	$34,491,064
Common stocks	34,382,489	-	-	34,382,489
Common trust funds	-	35,468,888	-	35,468,888
Participant loans	-	-	2,262,592	2,262,592
Total assets at fair value	$68,873,553	$35,468,888	$2,262,592	$106,605,033

(1)	Includes both mutual funds and money market funds.

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

Level 3 Assets Year Ended December 31, 2008
Participant Loans
Balance, beginning of year	$2,096,452
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances, and settlements (net)	166,140
Balance, end of year	$2,262,592

(6)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.

(7)	RECONCILIATION TO FORM 5500

The financial information provided in the Plan's Form 5500 includes an accrual for benefit amounts that participants have elected to withdraw from the Plan, and have been approved and processed, but have not been paid as of the Plan year end. This amount was $8,438 for 2008 and $955,020 for 2007.  In accordance with U.S. generally accepted accounting principles, this liability is not recognized in the accompanying financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002:  36-3161078)

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

		December 31, 2008
		c. Description
				Par Value/
		Maturity	Interest	Number		e. Current
a. (Note)	b. Identity of Issue	Date	Rate	of Shares	d. Cost	Value

Money Market Funds
	Schwab Retirement Advantage Money Fund			2,095	$2,095	$2,095
	Schwab Retirement Money Fund			10,123,560	10,123,560	10,123,560
					10,125,655	10,125,655
Common Stock
*	First Midwest Bancorp, Inc.			1,721,707	35,812,201	34,382,489

Common Trust Funds
*	First Midwest Employee Benefits Large Cap Equity Fund			950,007	21,598,231	20,396,003
*	First Midwest Employee Benefits Fixed Income Fund			591,332	10,847,607	13,493,878
*	First Midwest Employee Benefits Mid Cap Equity Fund			112,140	2,216,788	1,406,822
*	First Midwest Employee Benefits Small Cap Equity Fund			18,936	246,939	172,185
					34,909,565	35,468,888
Mutual Funds
	Vanguard Total Index Admiral Fund			210,144	6,863,228	4,421,421
	Vanguard Small Cap Admiral Fund			138,368	3,867,389	2,544,590
	Goldman Sachs Financial			316,655	2,282,001	1,602,275
	Vanguard Short Term			93,870	990,798	907,724
	T Rowe Price Retirement			6,726	79,188	69,407
	T Rowe Price Retirement 2010			17,750	269,944	198,977
	T Rowe Price Retirement 2020			75,600	1,202,985	839,912
	T Rowe Price Retirement 2030			21,464	373,389	239,543
	T Rowe Price Retirement 2040			17,928	301,602	198,646
	Dodge & Cox International Stock Fund			217,229	9,326,218	4,757,306
	Columbia Acorn Fund			204,087	5,715,465	3,614,377
	Vanguard Index Mid Cap Index Signal			156,838	4,245,661	2,648,989
	Vanguard GNMA Admiral Fund			219,494	2,267,215	2,322,242
					37,785,083	24,365,409
* Loans to Participants		Various	4% - 8%		-	2,262,592
					$118,632,504	$106,605,033

NOTE:	An asterisk in column a. denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 29, 2009
FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

/s/ Paul F. Clemens
Paul F. Clemens
Executive Vice President, Chief Financial Officer,
and Principal Accounting Officer of
First Midwest Bancorp, Inc.